# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADC Therapeutics SA, CIK 0001771910
CUSIP: H0036K147
Title of class of securities: Common Shares, par value CHF 0.08 per share
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, Epalinges, Switzerland (V8), 1066
Date of event which requires filing of this statement: 04/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,692,841; sole dispositive power 0; shared dispositive power 12,692,841; aggregate amount beneficially owned 12,692,841 (9.9% of the class)
  Comment: As of April 6, 2026, Redmile Group, LLC's beneficial ownership of the Issuer's common shares ("Common Stock") is comprised of 12,681,731 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (collectively, the "Redmile Funds"), including RedCo II Master Fund, L.P. ("RedCo II"), and 11,110 shares of Common Stock that could be issued upon exercise of certain warrants held by the Redmile Funds up to the Beneficial Ownership Limitation.
  
  Such shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may be deemed to beneficially own 27,743,685 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants"). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 12,692,841 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below), which includes 12,681,731 shares of Common Stock owned by the Redmile Funds and 11,110 shares of Common Stock that could be issued upon exercise of certain of the Warrants under the Beneficial Ownership Blocker. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on (i) 127,044,356 shares of Common Stock outstanding as of March 2, 2026, as reported by the Issuer in its Form 10-K for the annual period ended December 31, 2025 filed with the Securities and Exchange Commission (the "SEC") on March 10, 2026 (the "Form 10-K") plus (ii) 11,110 shares of Common Stock issuable upon exercise of the Warrants under the Beneficial Ownership Limitation.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 12,692,841; sole dispositive power 0; shared dispositive power 12,692,841; aggregate amount beneficially owned 12,692,841 (9.9% of the class)
  Comment: As of April 6, 2026, Jeremy C. Green's beneficial ownership of the Common Stock is comprised of 12,681,731 shares of Common Stock owned by the Redmile Funds, including RedCo II, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds and 11,110 shares of Common Stock that could be issued upon exercise of certain warrants held by the Redmile Funds up to the Beneficial Ownership Limitation. Jeremy C. Green serves as the principal of Redmile Group, LLC and may be deemed to be the beneficial owner of shares held by the Redmile Funds.
  
  Subject to the Beneficial Ownership Blocker, Mr. Green may be deemed to beneficially own 27,743,685 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that the Beneficial Ownership Blocker applies. The 12,692,841 shares of Common Stock reported as beneficially owned by Mr. Green in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below), which includes 12,681,731 shares of Common Stock owned by the Redmile Funds and 11,110 shares of Common Stock that could be issued upon exercise of certain of the Warrants under the Beneficial Ownership Blocker. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on (i) 127,044,356 shares of Common Stock outstanding as of March 2, 2026, as reported by the Issuer in the Form 10-K plus (ii) 11,110 shares of Common Stock issuable upon exercise of the Warrants under the Beneficial Ownership Limitation.
- RedCo II Master Fund, L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,276,407; sole dispositive power 0; shared dispositive power 10,276,407; aggregate amount beneficially owned 10,276,407 (8.1% of the class)
  Comment: As of April 6, 2026, RedCo II's beneficial ownership is comprised of 10,265,297 shares of Common Stock owned directly by RedCo II, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds, and 11,110 shares of Common Stock that could be issued upon exercise of certain warrants held by RedCo II up to the Beneficial Ownership Limitation. The shares held by RedCo II are included in the beneficial ownership of Redmile Group, LLC and Mr. Green disclosed above.
  
  Subject to the Beneficial Ownership Blocker, RedCo II may be deemed to beneficially own 22,445,224 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RedCo II in this Schedule 13G represent the 10,265,297 shares of Common Stock held directly by RedCo II and the 11,110 shares of Common Stock that could be issued to RedCo II upon exercise of certain of the Warrants directly held by RedCo II under the Beneficial Ownership Blocker.
  
  Percentage based on (i) 127,044,356 shares of Common Stock outstanding as of March 2, 2026, as reported by the Issuer in the Form 10-K plus (ii) 11,110 shares of Common Stock issuable upon exercise of the Warrants under the Beneficial Ownership Limitation.

## Item 1. Issuer
Name of issuer: ADC Therapeutics SA
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, Epalinges, V8 1066

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC

Jeremy C. Green

RedCo II Master Fund, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Master Fund, L.P.
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Citizenship:
Redmile Group, LLC: Delaware

Jeremy C. Green: United Kingdom

RedCo II Master Fund, L.P.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 12,692,841 (1)

Jeremy C. Green - 12,692,841 (1)

RedCo II Master Fund, L.P. - 10,276,407 (2)
Percent of class:
Redmile Group, LLC - 9.9% (3)

Jeremy C. Green - 9.9% (3)

RedCo II Master Fund, L.P. - 8.1% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0

Jeremy C. Green - 0

RedCo II Master Fund, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 12,692,841 (1)

Jeremy C. Green - 12,692,841 (1)

RedCo II Master Fund, L.P. - 10,276,407 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0

Jeremy C. Green - 0

RedCo II Master Fund, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 12,692,841 (1)

Jeremy C. Green - 12,692,841 (1)

RedCo II Master Fund, L.P. - 10,276,407 (2)

(1) As of April 6, 2026, Redmile Group, LLC's and Mr. Green's beneficial ownership of Common Stock is comprised of 12,681,731 shares of Common Stock owned by the Redmile Funds, including RedCo II, and 11,110 shares of Common Stock that could be issued upon exercise of certain warrants held by the Redmile Funds up to the Beneficial Ownership Limitation.

The shares of the Issuer's Common Stock reported herein are held by certain Redmile Funds, including RedCo II, for which Redmile Group, LLC is the investment manager/adviser and, in such capacity, exercises voting and investment power over all of the shares of Common Stock held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Redmile and Mr. Green may be deemed to beneficially own 27,743,685 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that the Beneficial Ownership Blocker applies. The 12,692,841 shares of Common Stock reported as beneficially owned by Redmile and Mr. Green in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below), which includes 12,681,731 shares of Common Stock and 11,110 shares of Common Stock that could be issued upon exercise of certain of the Warrants under the Beneficial Ownership Blocker.

(2) As of April 6, 2026, RedCo II's beneficial ownership is comprised of 10,265,297 shares of Common Stock owned directly by RedCo II and 11,110 shares of Common Stock that could be issued upon exercise of certain warrants held by RedCo II up to the Beneficial Ownership Limitation. The shares held by RedCo II are included in the beneficial ownership of Redmile Group, LLC and Mr. Green disclosed above.
Subject to the Beneficial Ownership Blocker, RedCo II may be deemed to beneficially own 22,445,224 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RedCo II in this Schedule 13G represent the 10,265,297 shares of Common Stock held directly by RedCo II and the 11,110 shares of Common Stock that could be issued to RedCo II upon exercise of certain of the Warrants directly held by RedCo II under the Beneficial Ownership Blocker. Such shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds and Mr. Green as principal of Redmile Group, LLC.

(3) Percentage based on (i) 127,044,356 shares of Common Stock outstanding as of March 2, 20265, as reported by the Issuer in the Form 10-K plus (ii) 11,110 shares of Common Stock issuable upon exercise of the Warrants under the Beneficial Ownership Limitation.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (04/06/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (04/06/2026)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo II (GP), LLC, General Partner of RedCo II Master Fund, L.P. (04/06/2026)